MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 5, 2008

3.	News Release

A news release dated February 5, 2008, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on February 5, 2008 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 5, 2008, TransGlobe announced the closing of the acquisition of privately held GHP Exploration (West Gharib) Ltd. which holds a 30% interest in the West Gharib Concession area in the Arab Republic of Egypt.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 5, 2008

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION COMPLETES ACQUISITION OF
GHP EXPLORATION FOR CASH; ADDS 900+ BARRELS OF OIL
TO DAILY PRODUCTION

Company Expands Holdings in Arab Republic of Egypt

CALGARY, Alberta, (Market Wire) Tuesday, February 5, 2008 – TransGlobe Energy Corporation (TSX symbol "TGL"; NASDAQ symbol "TGA") announced today the closing of the acquisition of privately-held GHP Exploration (West Gharib) Ltd. (“GHP”) which holds a 30% interest in the West Gharib Concession area in the Arab Republic of Egypt. The West Gharib Concession consists of eight development leases and associated infrastructure located onshore Gulf of Suez.

Transaction highlights include:

•

TransGlobe Petroleum International Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, acquired all the shares of GHP for US$40.2 million, plus working capital adjustments, effective September 30, 2007.

•	GHP holds a 30% working interest in eight development leases and one pending development lease comprising the West Gharib Production Sharing Concession (“PSC”).
•	After closing the acquisition TransGlobe will hold a 100% interest in the Hana Development Lease and a 75% interest in the remaining seven development leases.
•	Immediately accretive to cash flow from operations and net income.
•	Acquired working interest production and reserves:
» 900+ Bopd; 1.7 million barrels (“MMBbls”) proved reserves; 3.0 MMBbls proved plus probable reserves.
•	TransGlobe paid approximately US$44,670 per producing barrel of oil for the assets, or $13.40 per proved plus probable barrel of oil.
•	Dublin International Petroleum (Egypt) Limited, a wholly owned subsidiary of TransGlobe, operates the West Gharib Concession Agreement.

Financial Terms
TransGlobe funded the acquisition with an expanded credit facility and working capital. Interest charges and a working capital adjustment of approximately US$6.2 million will bring the total cost of the acquisition to US$46.4 million. The acquisition increased total debt to US$98 million. The proceeds from the sale of TransGlobe’s Canadian assets, expected to close in the second quarter of 2008, will be applied to the total debt and working capital.

The eight West Gharib development leases encompass 178 square kilometers (approximately 44,015 acres) and are valid for 20 years. Modern 3-D seismic covers the majority of the development leases. One additional development lease is currently awaiting final approval signature by the Egyptian Petroleum Minister.

Independent reserve auditors have assessed GHP’s working interest share of the eight leases to contain 1.7 MMBbls proved reserves and 3.0 MMBbls of proved plus probable reserves.

About TransGlobe Energy
TransGlobe Energy is a growth-oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada. TransGlobe holds interests in over 1.34 million gross acres in Yemen (368,000 net acres) and 5.5 million acres in Egypt (2.7 million net acres). Financially strong, TransGlobe has reported seven consecutive years of net income.

Cautionary Statement to Shareholders
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The calculations of barrels of oil equivalent ("Boe") are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s David Ferguson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

David C. Ferguson	Executive Offices:
Vice President & C.F.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com